Exhibit 99.1

SPI Energy Receives Nasdaq Filing Extension

HONG KONG, August 25, 2017 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Nasdaq Hearings Panel (the “Panel”) has granted the Company’s request to remain listed on The Nasdaq Stock Market.  The Company’s continued listing is subject to, among other things, the Company providing to the Panel a written update on or before September 30, 2017 detailing the status of its audit review, any outstanding items, and documentation yet to be provided to satisfy the requests of the Company’s auditor and the Company informing the Panel on or before October 27, 2017 that it has filed with the Securities and Exchange Commission its Form 20-F for the year ended December 31, 2016.

In addition, the Panel decision requires that the Company be able to demonstrate compliance with all requirements for continued listing on Nasdaq and that the Company provide prompt notification of any significant events that occur during the extension period (including, but not limited to, any event that may call into question the Company’s historical financial information or that may impact the Company’s ability to maintain compliance with any Nasdaq listing requirement or the aforementioned compliance deadlines).

The Panel reserved the right to reconsider the terms of its decision based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted.

In addition, the Nasdaq Listing and Hearing Review Council may review the Panel decision on its own motion, in which event it may affirm, modify, reverse or remand the decision to the Panel.

In the event the Company is unable to fully comply with the terms of the Panel decision, the Company’s securities may be delisted from The Nasdaq Stock Market.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, as well as B2B e-commerce platform offering a range of PV and storage products in Australia. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com